Certificate of Amendment
of
Certificate of Incorporation
of
CONVERTED ORGANICS INC.

Under Section 242 of the Delaware General Corporation Law

Converted Organics Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1. The Certificate of Incorporation of the Corporation, as filed January 4, 2006, and as further amended to date, is hereby amended by changing the article there of numbered fourth so that, as amended, said Article 4 shall be and read as follows:

“The total number of shares of all classes of stock that the Corporation shall have authority to issue is one billion (1,000,000,000) shares of common stock, having a par value of $0.0001 per share, and ten million (10,000,000) shares of preferred stock, having a par value of $0.0001 per share. Authority is hereby expressly granted to the Board of Directors to fix by resolution or resolutions any of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions that are permitted by the General Corporation Law of Delaware in respect of any class or classes of preferred stock or any series of any class of preferred stock of the Corporation.

Effective as of 12:01 am New York City time on June 3, 2013 (the “Effective Time”), each share of issued and outstanding common stock, par value $0.0001 per share (the “Old Common Stock”), shall be reclassified one-five hundredth (1/500th) of a share of common stock (the “New Common Stock”), with a par value of $0.0001 per share. Each outstanding stock certificate that represented one or more shares of Old Common Stock shall thereafter, automatically and without the necessity of surrendering the same for exchange, represent the number of whole shares of New Common Stock determined by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by one-five hundredth (1/500th) and shares of Old Common Stock held in uncertificated form shall be treated in the same manner. Stockholders who would otherwise be entitled to receive fractional share interests of Common Stock shall instead have those fractional shares be rounded up to the nearest whole share.”

2. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 31st day of May, 2013.

/s/ Edward J. Gildea
EDWARD J. GILDEA
President and CEO